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                                                                    Exhibit 12.1

                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in thousands)


                                                Year Ended January 31,
                                  2003        2002       2001       2000       1999
                                 ----------------------------------------------------
Earnings (loss), as defined:
  Net income (loss)              $18,150    $(29,837)   $13,436    $15,329    $12,006
  Provision for (benefit from)
   income taxes                    7,059      (9,014)     8,091     10,001      7,687
  Fixed charges, as
   defined below                  46,728      48,201     20,592     19,654     18,690
                                 -------    --------    -------    -------    -------
  Total earnings, as defined     $71,937    $  9,350    $42,119    $44,984    $38,383
                                 =======    ========    =======    =======    =======
Fixed charges, as defined        $46,728    $ 48,201    $20,592    $19,654    $18,690
                                 -------    --------    -------    -------    -------
  Total fixed charges,
   as defined                    $46,728    $ 48,201    $20,592    $19,654    $18,690
                                 =======    ========    =======    =======    =======
Ratio of earnings to
 fixed charges                      1.54          (1)      2.05       2.29       2.05
                                 =======    ========    =======    =======    =======
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(1) The Company's consolidated ratios of earnings to fixed charges were computed by dividing earnings by fixed charges, including the accretion and dividends on the preferred stock. For this purpose, earnings are the sum of income (loss)
from continuing operations, taxes, and fixed charges. Fixed charges are interest, amortization of debt expense, discount on premium relating to indebtedness and the accretion and dividends on the preferred stock. For the fiscal year ended January 31, 2002, earnings were insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above.
Additional earnings of approximately $38.9 million would have been necessary for the fiscal year ended January 31, 2002 to provide a one-to-one coverage ratio.